WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050



February 8, 2005



The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on February 3, 2005, and (ii) two (2) announcements released to the LSE on February 7, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

Issued: Thursday 3 February 2005

MARKS & SPENCER SELLS MICHAEL HOUSE

Marks & Spencer has announced today that it has exchanged contracts with London & Regional Properties to sell its long leasehold property at Michael House, 37-67 Baker Street, W1 for a consideration of £115m, equating to its net book value. The proceeds will be used for general corporate purposes. It is expected that the sale will be completed within the next three months.

Marks & Spencer has been marketing the property since 30 September 2004 via commercial agents, Jones Lang LaSalle.

For further information, please contact:

Sue Sadler Corporate Press Office 020 8718 8642

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company **MARKS AND SPENCER GROUP PLC**

2. Name of scheme **SENIOR OPTION SCHEME**

3. Period of return: From **1 JULY 2004** to **31 DECEMBER 2004**

4. Number and class of shares(s)
(amount of stock/debt secu rity)
not issued under scheme
6,097,505 ORDINARY SHARES OF 25P EACH

5. Number of shares issued/allotted
under scheme during period
4,606,368 ORDINARY SHARES OF 25P EACH

6. Balance under scheme not yet issued/allotted
at end of period
28,491,137 ORDINARY SHARES OF 25P EACH

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
ORDINARY SHARES OF 25P EACH:
23,303,606 SHARES LISTED ON 19 MARCH 2002
27,000,000 SHARES LISTED ON 25 NOVEMBER 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records
31 DECEMBER 2004 - 1,646,665,131 ORDINARY SHARES OF 25P EACH

Contact for queries:
Name: **HELEN BAKER**

Address:
MARKS AND SPENCER GROUP PLC
WATERSIDE HOUSE
35 NORTH WHARF ROAD
LONDON
W2 1NW
Telephone: **020 8718 2867**

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company **MARKS AND SPENCER GROUP PLC**

2. Name of scheme **SAYE SCHEME**

3. Period of return: From **1 JULY 2004** to **31 DECEMBER 2004**

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
3,665,848 ORDINARY SHARES OF 25P EACH

5. Number of shares issued/allotted
under scheme during period
770,847 ORDINARY SHARES OF 25P EACH

6. Balance under scheme not yet issued/allotted
at end of period
32,895,001 ORDINARY SHARES OF 25P EACH

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
ORDINARY SHARES OF 25P EACH:
20,859,113 SHARES LISTED ON 19 MARCH 2002
30,000,000 SHARES LISTED ON 25 NOVEMBER 2004

Please confirm total number of shares in issue at the end of the
period in order for us to update our records
31 DECEMBER 2004 - 1,646,665,131 ORDINARY SHARES OF 25P EACH

Contact for queries:
Name: **HELEN BAKER**

Address:
MARKS AND SPENCER GROUP PLC
WATERSIDE HOUSE
35 NORTH WHARF ROAD
LONDON
W2 1NW
Telephone: **020 8718 2867**

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050


SEC MAIL
PROCESSING
RECEIVED
FEB 0 9 2005
WASH. D.C.
213
SECTION

February 8, 2005

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On February 1, 2005, the enclosed package was distributed to the above address. The package was returned to my attention, however, the original was included rather than filed by your offices. In addition, no stamped copy of the materials was enclosed for our files. If possible, (i) please confirm that the enclosed was in fact filed with your offices, (ii) please date stamp the second copy of the enclosed materials, and (iii) return the date stamped copy of such materials to us in the enclosed stamped, self-addressed envelope.

Thank you in advance.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

February 1, 2005


RECEIVED
FEB 0 2 2005
213
WASH, D.C.
SECTION

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on January 31, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


SEC MAIL PROCESSING
RECEIVED
FEB 09 2005
WASH. D.C. 213
SECTION

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company **Marks and Spencer Group plc**	2. Name of director **Paul Myners**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest **In respect of 2 above**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **Strand Nominees Limited**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary **Reinvestment of dividend paid on 14 January 2005**

7. Number of shares/amount of stock acquired **660 shares**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**
11. Class of security **Ordinary**	12. Price per share **344.9p**	13. Date of transaction **28 January 2005**	14. Date company informed **31 January 2005**

15. Total holding following this notification **50,660 Ordinary shares**	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification **Helen Baker** **Tel no: 020 8718 2867** Date of notification: **31 January 2005**

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


RECEIVED
FEB 0 9 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company **Marks and Spencer Group plc**	2. Name of director **Paul Myners**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest **In respect of 2 above**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **Strand Nominees Limited**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **N/A**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary **Reinvestment of dividend paid on 14 January 2005**

7. Number of shares/amount of stock acquired **660 shares**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**
11. Class of security **Ordinary**	12. Price per share **344.9p**	13. Date of transaction **28 January 2005**	14. Date company informed **31 January 2005**

15. Total holding following this notification **50,660 Ordinary shares**	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification
Helen Baker
Tel no: 020 8718 2867
Date of notification: **31 January 2005**

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